

07006142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION MAR - 1 2007 WASH. D.C.

SEC FILE NO.
8-37854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) **AND ENDING** 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Calamos Financial Services LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

2020 Calamos Court
(No. and Street)

Naperville	IL	60563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick H. Dudasik — 630.245.7200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive, 14th Floor	Chicago	Illinois	60601-5212
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AG 4/5

OATH OR AFFIRMATION

I, Patrick H. Dudasik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Calamos Financial Services LLC as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Name: Patrick H. Dudasik
Title: Executive Vice President, CFO & CAO



Notary Public


"OFFICIAL SEAL"
Mark Infanger
Notary Public, State of Illinois
My Commission Exp. 03/02/2009

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALAMOS FINANCIAL SERVICES LLC

Table of Contents



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditor's Report

The Member of
Calamos Financial Services LLC:

We have audited the accompanying statement of financial condition of Calamos Financial Services LLC (the Company) as of December 31, 2006, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calamos Financial Services LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 27, 2007

CALAMOS FINANCIAL SERVICES LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 71,349
Receivables:	
Affiliated funds	1,989,778
Affiliates	42,742
Securities owned	29,632,519
Investment in partnership	629,193
Prepaid expenses and other assets	44,162
Total assets	$32,409,743

Liabilities and Member's Capital

Payables:	
Brokers	$20,916,001
Affiliates	251,790
Accrued compensation and benefits expenses	3,982,901
Other accrued expenses	100,456
Total liabilities	25,251,148
Contributed capital	487,316
Accumulated earnings	6,671,279
Total member's capital	7,158,595
Total liabilities and member's capital	$32,409,743

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Operations
Year ended December 31, 2006

Revenues:	
Distribution fees	$104,112,420
Commissions	6,195,395
Administrative services fees	3,315,592
Net realized and unrealized gain	135,227
Interest and dividends	771,224
	114,529,858
Expenses:	
Distribution expenses	100,262,347
Employee compensation and benefits	7,776,375
Administrative and technology services	3,241,513
Occupancy	1,003,783
Dues, licenses and fees	270,258
Other operating expenses	3,194,056
	115,748,332
Net loss	$ (1,218,474)

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Changes in Member's Capital
Year ended December 31, 2006

	Contributed capital	Accumulated earnings	Total
Balance at December 31, 2005	$384,677	$7,895,865	$8,280,542
Net loss	—	(1,218,474)	(1,218,474)
Compensation expense recognized under stock incentive plans	133,555	—	133,555
Shares withheld to pay employee taxes on vesting under stock incentive plans	(30,916)	—	(30,916)
Dividend equivalent accrued under stock incentive plans	—	(6,112)	(6,112)
Balance at December 31, 2006	$487,316	$6,671,279	$7,158,595

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Cash Flows
Year ended December 31, 2006

Cash flows from operating activities:	
Net loss	$(1,218,474)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Unrealized appreciation of investment in partnership	(50,189)
Unrealized depreciation of securities owned	62,974
Stock-based compensation	133,555
Employee taxes paid on vesting under stock incentive plans	(30,916)
Net (increase) decrease in assets:	
Receivables from affiliates	(39,064)
Receivables from affiliated funds	(113,557)
Securities owned	(3,953,163)
Prepaid expenses and other assets	48,068
Net increase (decrease) in liabilities:	
Payables to brokers	2,785,355
Payables to affiliates	(251,779)
Accrued compensation and benefits	2,788,097
Other accrued expenses	(104,440)
Total adjustments	1,274,941
Net cash provided by operating activities	56,467
Net increase in cash	56,467
Cash at beginning of year	14,882
Cash at end of year	$ 71,349

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Notes to Financial Statements

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Calamos Financial Services LLC (the Company) is a wholly owned subsidiary of Calamos Holdings LLC (Holdings). Calamos Asset Management, Inc. (CAM) is the sole manager of Holdings and operates and controls all of the business and affairs of Holdings. The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, acts as the sole distributor of the Calamos open-end mutual funds (collectively the Funds). As such, the Company receives distribution and service fees from the funds and generally pays these fees to financial intermediaries.

Securities Owned

As a broker-dealer, readily marketable securities owned are carried at market value. The Company records securities owned on a trade date basis. As such, unrealized gains and losses are included in the statement of operations.

Investment in Partnership

The Company owns a 5.1% interest as a limited partner in Calamos Multi-Strategy, L.P. (Partnership). This investment is carried at the net asset value of the partnership units held by the Company, which approximates fair value, and is classified as investment in partnership in the statement of financial condition.

Revenues

Distribution fees consist of Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of mutual fund shares and are based on the average daily assets of the Funds. Commission revenues are recognized on the settlement date. The use of settlement date rather than trade date does not have a material effect on the Company's financial statements. Administrative service fees are received for services provided to shareholders and prospective shareholders of the Funds. Net realized and unrealized gains and losses on securities owned and on investment in Partnership are classified as net realized and unrealized gain in the statement of operations. Long-term capital gain distributions on our mutual fund investments are classified as realized gains. Interest and dividends consists of interest earned on cash and cash equivalents and dividends earned on securities paying dividends, both of which are recognized when earned.

Stock-Based Compensation

The Company participates in CAM's incentive stock plan that provides for grants of restricted stock unit (RSU) awards and stock option awards to officers and certain employees of the Company. RSUs are convertible on a one-for-one basis into shares of CAM's common stock. Stock option awards are made in shares of CAM's common stock. The Company estimates the fair value of the options as of the grant date using the Black-Scholes option-pricing model. The Company records compensation expense on a straight-line basis over the service period.

On January 1, 2006, the Company adopted Financial Accounting Standards Board's (FASB) Statement of Financial Accounting (SFAS) No. 123(R), *Share-Based Payment* (SFAS 123(R)), which requires the Company to recognize the cost of stock-based compensation based on the grant-date fair value of the award.

The Company adopted the fair value recognition provisions of SFAS 123 effective January 1, 2004 and elected to recognize compensation expense based upon the grant-date fair value. The provisions of SFAS 123(R) are similar, but not identical, to the fair value recognition that the Company has used since the beginning of 2004. The effects of this change do not have a material impact on the Company's financial statements.

Taxes

The Company is organized as a single member limited liability company and has no federal tax liability. State tax liabilities are determined under individual state nexus laws and were determined to be immaterial for presentation and disclosure purposes for the year ended December 31, 2006.

Use of Estimates in the Preparation of Financial Statements

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Related-Party Transactions

Holdings and certain of its affiliates share personnel, office space and equipment with the Company, whereby expenses and costs, which benefit each company, are allocated based on a management services agreement and are in accordance with the NASD Notice to Members 03-63, *Expense Sharing Agreements*. Expenses allocated between the companies are included in the statement of operations. The following is a summary of these expenses for the year ended December 31, 2006:

Expenses allocated to the Company from Holdings and certain of its affiliates:	
Occupancy	$1,003,776
Information technology services	578,267
Administrative and other operating expenses	4,325,446
Total	5,907,489
Expenses allocated to Holdings and certain of its affiliates from the Company:	
Compensation and benefits	2,467,845
Administrative and other operating expenses	306,386
Total	2,774,231
Net expenses allocated to the Company from Holdings and certain of its affiliates	$3,133,258

The Company is party to an agreement with Calamos Advisors LLC (Advisors), whereby Advisors pays the Company for administrative services provided to existing and prospective shareholders of the Funds. The Company received $3,140,592 for administrative services from Advisors during the year ended December 31, 2006.

The Company is party to a non-recourse agreement with Advisors to sell and transfer, outright all of its rights, title and interest in certain fee payments to Advisors. In accordance with this agreement, the fee payments specifically consist of and are limited to: (a) Class B distribution fees; (b) Class C distribution and services fees (with respect to Class C Shares during the first year after such shares are purchased); and (c) contingent deferred sales charges on Class A, Class B and Class C shares of the Funds. In exchange for fees identified above, Advisors agrees to pay certain amounts including the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through the large purchase order net asset value privilege; (b) commission payments on Class B shares of the Funds; (c) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; and (d) other various amounts as agreed upon from time to time. For the year ended December 31, 2006, Advisors paid $25,203,128 for fee payments on A, B and C fund share sales in accordance with the terms of the non-recourse agreement.

The Company is the distributor for the Funds. For the year ended December 31, 2006, the Company earned $104,112,420 of distribution fees from the Funds that are not subject to the above mentioned agreement with Advisors. These distribution fees are generally paid to brokers and other financial intermediaries. Included in commission revenue is $6,195,395 from the sale of shares of the Funds for the year ended December 31, 2006. Expenses and costs paid by the Company on behalf of the Funds are billed to the Funds. Uncollected commissions and distribution fees due from the Funds at December 31, 2006 were $1,989,778.

From time to time, other receivables and liabilities occur in the ordinary course of business between the Company and its affiliates. At December 31, 2006, the Company had a receivable due from various affiliates of $42,742 and a payable to Holdings of $251,790.

(3) Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

(4) Securities Owned

At December 31, 2006 securities owned consist of the following:

Money market funds	$25,719,675
Calamos mutual funds	3,749,657
Common stock	163,187
	$29,632,519

(5) Payable to Brokers

At December 31, 2006, the Company had payments due to brokers and other financial intermediaries for 12b-1 distribution and services fees in the amount of $20,916,001.

(6) Profit Sharing Plan

The Company contributes to a defined-contribution profit sharing plan (the PSP Plan) covering substantially all employees. Contributions to the PSP Plan are at the discretion of the Company and are primarily invested in the Funds. For the year ended December 31, 2006, the Company recorded expense for the contributions to the PSP Plan in the amount of $455,600. This expense is included in employee compensation and benefits on the statement of operations.

(7) Stock-Based Compensation

Certain employees of the Company participate in CAM's incentive stock plan, which is comprised of restricted stock units (RSUs) and stock options and is designed to retain key employees. A total of 10,000,000 shares of CAM's common stock may be granted under the plans. CAM intends to issue new shares of its Class A common stock upon the exercise of stock options and upon the conversion of RSUs.

RSUs entitle each recipient to receive a share of CAM's Class A common stock and a dividend equivalent to the actual dividends declared on the CAM's Class A common stock. RSUs are granted with no strike price and, therefore, the Company receives no proceeds when the RSUs vest. These awards, including accrued dividends, generally vest between four and six years after the grant date and are expensed on a straight line basis over the vesting period. During 2006, there were 1,908 RSUs with an estimated fair value of $67,600 awarded to employees of the Company. Also during 2006, there were 7,500 RSUs transferred from Advisors related to employees transferred to the Company. A summary of the RSU activity for the year ended December 31, 2006 is as follows:

	Shares	Weighted Average Fair Value of RSUs Granted
Outstanding at December 31, 2005	10,900	$18.00
Transferred	7,500	18.00
Granted	1,908	35.43
Forfeited	(1,100)	18.00
Exercised upon vesting	(5,168)	18.00
Outstanding at December 31, 2006	14,040	$20.37

At December 31, 2006, the Company had 14,040 RSUs outstanding with a weighted average remaining contractual life of 2.5 years and an aggregate intrinsic value of $376,693. The aggregate intrinsic value and the fair value of RSUs exercised and vested during 2006 was $162,534.

Stock options entitle each recipient to purchase a share of CAM's Class A common stock in exchange for the stated exercise price upon vesting of each award. Under the plan, the exercise price of each option, which has a 10-year life, equals the market price of CAM's stock on the date of grant. These awards, including accrued dividends, generally vest between four and six years after the grant date. The fair value of the award is expensed on a straight line basis over the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value of options granted during 2006 was $14.33 per option, using a dividend yield of 1.02%, expected volatility of 33%, a risk-free interest rate of 4.6% and an expected life of 7.5 years. During 2006, there were 5,724 stock options with an estimated fair value of $82,025 awarded to employees of the Company. A summary of the stock option activity for the year ended December 31, 2006 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2005	8,700	$18.00
Granted	5,724	35.43
Forfeited	(3,300)	18.00
Exercised upon vesting	—	—
Outstanding at December 31, 2006	11,124	$26.97

At December 31, 2006, the Company had 11,124 stock options outstanding with a weighted average remaining contractual life of 8.5 years and an aggregate intrinsic value of $47,682. No stock options granted under this plan have become exercisable as of December 31, 2006.

In connection with the plans, the Company recorded compensation expense of $133,555 during 2006. At December 31, 2006, approximately $271,000 of total unrecognized compensation expense related to nonvested stock option and RSU awards is expected to be recognized over a weighted-average period of 4.5 years.

(8) Concentration Risk

Approximately 58% and 23% of the Company's total revenue for the year ended December 31, 2006 was derived from services provided to the Calamos Growth Fund and the Calamos Growth and Income Fund, respectively. Due to the nature of the Company's agreement to compensate financial intermediaries, a reduction in revenues related to these products would be immediately offset with a commensurate reduction in distribution expenses. This revenue and related expense is largely dependent on the level of assets under management in numerous individual shareholder accounts.

(9) Regulatory and Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $1,683,410 at December 31, 2006, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15-to-1. At December 31, 2006, the Company's net capital was $5,330,157, which was $3,646,747 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was 4.74-to-1.

Schedule I

CALAMOS FINANCIAL SERVICES LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

Computation of net capital:	
Total member's capital	$ 7,158,595
Deduct:	
Nonallowable assets:	
Receivable from affiliate	42,742
Rule 12b-1 receivables from affiliates	25,727
Prepaid expenses and other assets	29,456
Investment in partnership	629,193
Haircuts on securities positions	1,101,320
Total deductions	1,828,438
Net capital	5,330,157
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	1,683,410
Net capital in excess of requirement	$ 3,646,747
Aggregate indebtedness – accounts payable, accrued expenses and other liabilities	$25,251,148
Ratio of aggregate indebtedness to net capital	474%

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 filed by Calamos Financial Services LLC in its Form X-17A-5 with the National Association of Securities Dealers, Inc. on January 26, 2007.

The Company is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission as well as including Information Relating to the Possession or Control Requirements under Rule 15c3-3. The Company operates primarily with the purpose of distributing mutual fund shares and does not hold customer funds or safekeep customer securities.

See accompanying independent auditors' report.



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Member of
Calamos Financial Services LLC:

In planning and performing our audit of the financial statements of Calamos Financial Services LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood



that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 27, 2007

END